[LETTERHEAD]
                                  Law Offices
                           Reisman & Associates, P.A.
                              6975 NW 62nd Terrace
                               Parkland, Florida
                                     33067
                         email: Jbreisman@earthlink.net
                               Phone:954-344-0809
                                Fax:928-569-8189

September 6, 2005

Mr. H. Christopher Owings, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	McKenzie Bay International, Ltd. ("McKenzie Bay")
Post-Effective Amendment No. 3 to Form SB-2
File No. 333-119493


Dear Mr. Owings:

Reference is made to your letter of August 25, 2005 relating to Post-Effective Amendment No. 2 to Form SB-2 and Form 10-KSB for the fiscal year ended September 30, 2004 filed McKenzie Bay. The following captions and paragraph numbers correspond to those in your letter.

Post-Effective Amendment No. 2 to Form SB-2 to Registration Statement on Form
SB-2

General

1. We have been advised by McKenzie Bay that the exercise prices of the warrants that Spencer Clarke will receive will be fixed on before the issuance of the warrants. The only variance in the exercise prices after the warrants are issued will be customary adjustments for any stock splits, stock dividends, recapitalizations and similar transactions. The situation described in Part 3S the March 1999 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations is quite different. The securities described in Part 3S were convertible into common stock using a conversion ratio based on the issuer's common stock trading price at the time of conversion. Accordingly, the prohibition on the registration of shares underlying warrants exercisable at a price based upon the trading value of the underlying shares does not apply to the registration of the shares underlying the warrants to be issued to Spencer Clarke.

2. The number of shares which have been registered by McKenzie Bay and which underlie convertible securities is not dependant upon the price of McKenzie Bay's shares at the time of the conversion.

Facing Page of Registration Statement

3. The requested statement relating to Rule 415 has been added and the box has been checked.

Prospectus Cover Page

4. The cover page has been reduced to one page.

Prospectus Summary, Page 6

5. The number of shares that have been registered that have already been sold to Cornell Capital Partners has been disclosed. In addition, the creditor has been identified by name.

6. As I discussed with Howard Baik by telephone, the convertible notes are not related to the Standby Equity Distribution Agreement. The only commonality is the placement agent, which, in both cases, was Spencer Clarke.

   The cover page of the prospectus states that prospectus relates to 113,534 shares underlying the convertible notes. In addition, the following has been added to the Prospectus Summary under the sub caption "The offering by the Selling Stockholders" and under the caption "The Selling Stockholders:"

       In 2004 we borrowed an aggregate of $1,093,750 and issued our 12% convertible promissory notes in that aggregate amount. We have issued 1,100,009 shares of our commons stock upon conversion of the promissory notes of which 33,334 shares remain unsold by the lenders as of the date of this prospectus and have been registered with the SEC for resale in the registration statement of which this prospectus is a part. An additional 80,200 shares we may issue upon conversion of the 12% convertible promissory notes which remained outstanding as of the date of this prospectus have been similarly registered. In connection with the issuance of the convertible promissory notes, we issued warrants to the lenders for the purchase of an aggregate of 1,623,300 shares of our common stock. The warrants as to 750,000 shares are exercisable on or before August 13, 2006 at $1.07 per share. The remaining warrants are exercisable on or before September 7, 2006 at $1.42 per share. The shares which may be acquired upon exercise of the warrants have also been registered with the SEC for resale in the registration statement of which this prospectus is a part.

 Certain Terms of the Equity Distribution Agreement Explained, page 61

7. The word "certain" has been deleted in the two places to which you referred. McKenzie Bay believes that the material conditions have been disclosed.



In addition to the revisions referred to above, Post-Effective Amendment No. 3 has been updated and further revised.

Form 10-KSB for Fiscal Year Ended September 30, 2004

Item 8A. Controls and Procedures, page 46

8. We have been advised by McKenzie Bay that it will shortly amend its report to disclose the conclusions of its certifying officers regarding the effectiveness of the disclosure controls and procedures. We have been further advised by McKenzie Bay that such conclusions will included in future reports.

9. We have been advised by McKenzie Bay that the disclosure of "any changes" rather than just "significant changes" will be made in the amended report and in future reports.

Report of Independent Registered Accounting Firm, page F-1

10. McKenzie Bay will respond to the comment at the time it amends its Form 10-KSB for Fiscal Year Ended September 30, 2004.


If you any further comments or questions, please do not hesitate to contact me.


Sincerely,

/s/ Jonathan B. Reisman
-----------------------
Jonathan B. Reisman